

November 19, 2010

Anthony M. Servidio
Chief Executive Officer
Juma Technology Corp.
154 Toledo Street
Farmingdale, NY

>   **Re: Juma Technology Corp.**
>   **Form 10-K**
>   **Filed March 29, 2010**
>   **File No. 000-51058**

Dear Mr. Servidio:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Business, page 7

1. We note that ten percent of your business is derived from an authorization to provide goods and services to New York State government agencies. In your future filings, please disclose the basis for this authorization, including any rights New York State has to modify, suspend, terminate or otherwise adversely change your current relationship.

Employees, page 8

2. In your future filings, please expand on your disclosure regarding your leased employees, including the name of the third-party that provides these services and the material terms of the lease arrangement. In addition, we note your statement that you lease all of your employees, even though you have employment agreements with your executive officers. In your future filings, please reconcile this disclosure.

Risk Factors, page 8

3. Please provide risk factor disclosure regarding the company's significant short-term debt burden, or advise us why you do not believe it necessary to do so.

4. We note the disclosure on page F-20 that your major supplier has a two million dollar lien on your assets. To the extent this lien restricts your ability to pledge, assign or sell these encumbered assets, please provide risk factor disclosure regarding these limitations.

If we are unable to promote and maintain our brands…, page 9

5. We note your statement that promotion of your branded products and services, including Avaya, Inc., will depend on you continuing to provide quality services. Please revise this disclosure to clarify your relationship to the "Avaya" brand.

Because we outsource certain operations…, page 12

6. We note that you offer certain of your services through third-party service providers. Please revise the disclosure in your "Business" section to describe the operations that you currently outsource and how they contribute to your business.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

7. Please remove the references to the Private Securities Litigation Reform Act of 1995 from your forward-looking statement disclosure since the safe harbors provided by that Act are not applicable to your company because your stock is considered a penny stock.

8. Overall, please consider providing an introductory section that identifies the most important themes or other significant matters with which your management is primarily concerned when evaluating your financial condition and operating results. Specifically, given your auditor's concern about your ability to sustain your operations, your MD&A should address the material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which your management is most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks.

9. Your discussion regarding results of operation should not consist merely of numeric dollar changes measured from period to period of various line items in the income statement. You should address the underlying reasons for changes in your performance. The focus should be on an analysis of the factors that caused these changes to occur. For example, we note that revenue decreased significantly in 2009, but you merely state that it was predominantly due to decreased sales to existing customers. Please explain what

factors management believes contributed to this decline and whether management believes that this trend will continue.

Directors, Executive Officers and Corporate Governance, page 28

10. Pursuant to Item 401(e) of Regulation S-K, please disclose the skills, qualifications and experiences that led you to conclude that the listed individual should serve as directors.

11. Please provide the disclosure regarding "audit committee financial expert" pursuant to Item 407(d)(5) of Regulation S-K.

Executive Compensation, page 31

12. Pursuant to Instruction 1to Item 402(n)(2)(vi), please include a footnote disclosing all assumptions made in the valuation of your options by reference to a discussion of those assumptions in your financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities and Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dean Suehiro, accountant, at (202) 551-3384 or Kyle Moffatt, accountant branch chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, attorney-advisor, at (202) 551-3268 or me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                         /s/ Paul Fischer for
                                         Larry Spirgel
                                         Assistant Director